Exhibit 99.1

GFL Environmental Inc. Announces Results from Annual and Special Meeting of Shareholders

MIAMI BEACH, FL, May 13, 2026 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) announced the voting results from its annual and special meeting of shareholders held today virtually via live audio webcast.

Shareholders of the Company voted in favour of all items of business, including the election of each of the director nominees as follows:

Name of Nominee	Votes FOR	%	Votes WITHHELD	%
(a) Patrick Dovigi	386,962,772	94.37%	23,082,651	5.63%
(b) Dino Chiesa	290,459,529	70.84%	119,585,894	29.16%
(c) Violet Konkle	399,051,297	97.32%	10,994,126	2.68%
(d) Sandra Levy	292,568,479	71.35%	117,476,944	28.65%
(e) Jessica McDonald	292,565,354	71.35%	117,480,069	28.65%
(f) Arun Nayar	292,562,945	71.35%	117,482,478	28.65%
(g) Paolo Notarnicola	274,887,295	67.04%	135,158,128	32.96%
(h) Ven Poole	399,025,381	97.31%	11,020,041	2.69%

Final voting results on all matters voted on at the meeting will be filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services from its platform of facilities throughout Canada and 18 U.S. states. GFL has a workforce of more than 15,000 employees across its organization.

For more information:
Patrick Dovigi
+1 905 326-0101
pdovigi@gflenv.com